Pruco Life Insurance Company of New Jersey                                    Jordan K. Thomsen
Vice President and Corporate Counsel

Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, NJ 07102-2992
(973) 802-4193 fax: (973) 802-9560

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	The Pruco Life of New Jersey Variable Contract Real Property Registration Statement on Form S-1 (File No. 333-202194)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement on Form S-1 (File No. 333-202194) filed by Pruco Life Insurance Company of New Jersey on February 20, 2015, following the calculation of the registration fee on such cover page:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions, please contact me at (973) 802-4193.

Respectfully yours,

 /s/ Jordan K. Thomsen                                                                                                               3/02/2015
Jordan K. Thomsen                                                                                                                     Date
Pruco Life Insurance Company

via EDGAR